

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Mr. Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

      **Re: American Tower Corporation
             Form 10-K for the year ended December 31, 2012
             Filed on February 27, 2013
             File No. 001-14195**

Dear Mr. Bartlett:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1) Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

2) In future Exchange Act periodic reports please include disclosure regarding FFO. We note your discussion of FFO in your Supplemental Financial and Operating Data.

3) We note your disclosure on page 31 regarding the "holistic master lease agreements with three of [y]our four major tenants in the United States." Please advise us as to why these are not filed as exhibits. Refer to Item 601 of Regulation S-K.

Item 1. Business, page 1

Regulatory Matters, page 8

4) Please tell us how the Chilean law passed in June 2012 that may require you to modify or remove certain of your existing towers was considered when assessing impairment on the towers you own in that country.

Management's Discussion and Analysis of Financial Condition.., page 29

Results of Operations, page 40

5) We note your disclosure that foreign currency translation resulted in a 14% decrease in your rental and management revenue. In future filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented.

Financial Statements

Consolidated Statements of Operations, page F-4

6) We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Sonia Barros, Special Counsel at (202) 551-3655 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief